UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-39966

New Found Gold Corp.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1430 – 800 West Pender Street

Vancouver, British Columbia V6C 2V6
604-562-9664

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Audited annual financial statements for the years ended December 31, 2021 and 2020.

99.2	Management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2021 and 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Found Gold Corp.

Date: March 10, 2022	By:	/s/ Michael Kanevsky

		Name:	Michael Kanevsky
		Title:	Chief Financial Officer